Exhibit 99.1

PRESS RELEASE

AerCap to Lease up to 25 Used A319 Aircraft to United Airlines

AMSTERDAM, The Netherlands, May 15, 2015 - AerCap Holdings N.V. ("AerCap," NYSE: AER) announced today that it has reached an agreement with United Airlines ("United") for the lease of up to 25 used A319 aircraft from AerCap's existing fleet. AerCap will deliver the aircraft between 2016 and 2021.

Aengus Kelly, CEO of AerCap, commented: "We are excited about this opportunity to support one of the major US carriers in their fleet reorganization by providing them with a substantial number of A319 aircraft. This transaction shows the important role of used aircraft for the fleet management strategy of our airline customers in complementing their order books and adjusting their fleets to market demand."

About AerCap
AerCap is the global leader in aircraft leasing and has one of the most attractive order books in the industry. AerCap serves 200 customers in approximately 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER). The company is headquartered in Amsterdam and has offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle, and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: John Wikoff Tel. +31 631 699 430 jwikoff@aercap.com

www.aercap.com